
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 23, 2010

Via Facsimile (212) 451-2222 and U.S. Mail
Ron Berenblat, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky
Park Avenue Tower
65 East 55th Street
New York, New York 10022

      Re: Denny's Corporation
              Preliminary Proxy Statement on Schedule 14A
              Filed March 15, 2010 by Oak Street Capital Master Fund, Ltd., Oak
              Street Capital Management, LLC, David Makula, Patrick Walsh,
              Dash Acquisitions LLC, Jonathan Dash, Soundpost Capital, L.P.,
              Soundpost Capital Offshore, Ltd., Sound Post Advisors, LLC,
              Soundpost Partners, L.P., Soundpost Investments, LLC, Jaime
              Lester, Lyrical Opportunity Partners II, L.P., Lyrical Opportunity
              Partners II, Ltd., Lyrical Opportunity Partners II GP, L.P., Lyrical
              Corp III, LLC, Lyrical Partners,, L.P., Lyrical Corp I LLC, Jeffrey
              Keswin and Patrick H. Arbor ("The Committee to Enhance Denny's")
              File No. 0-18051

              Schedule 13D/A filed by The Committee to Enhance Denny's
              Filed March 2, 2010
              File No. 5-40568

Dear Mr. Berenblat:

We have conducted a limited review of the filings listed above and have the following comments. The scope of our review is limited to the matters identified in our comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

PREC 14A filed March 15, 2010

Cover Letter

1.   Please revise to fill in all blank spaces. For example, in accordance with Rule 14a-4(d) and Release No. 34-31326, please revise to identify the Company nominees for whom proxies will not be voted.   Similarly, please disclose the publicly-accessible Internet Web site (other than the Commission's EDGAR Web site) where proxy materials are available. Refer to Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf.

2.   In the letter and throughout the proxy statement, please clarify that if your nominees are elected, they would constitute a minority of the Board and as such, it is not guaranteed that their election would have any bearing on their ability to "enhance Denny's" or stockholder value.

Reasons for our Solicitation, page 4

3.   Each time you refer to the Committee as one of the "largest stockholders" of the Company, please provide context to the statement by disclosing the percentage of securities owned by The Committee and the date on which this status was achieved.

4.   Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Provide us with support for the statements you make with respect to the following non-exhaustive list of statements:

•   " [w]e believe stockholder value can be restored with the help of our highly qualified nominees…";

•   the data supporting the Committee's assertions regarding the relative growth rate of restaurants, guest traffic and family dining sales as compared to IHOP;

•   the data in support of the Committee's assertions regarding the company's operational shortfalls referenced on page 7; and,

•   "[c]ertain large franchisees…have indicated to us that CEO Nelson Marchioli impeded their ability to open new restaurants …."

Where the basis of support is other documents such as reports, articles, and/or excerpts of public filings you reference, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

Poor Share Price Performance, page 4

5. The Committee discloses its belief that Denny's historically poor share price performance is indicative of the Board's and management's inability to maximize stockholder value. Please revise to provide further balance to your disclosure by acknowledging, for example, the impact of recent share price volatility within the market that has affected a wide range of companies across various industries.

Lack of Accountability, page 8

6. Given the holdings of each group member within the Committee and the cumulative total of 6.5% of outstanding shares owned by the group, it is not apparent that the group has a "significant economic stake" in the Company. Please revise or advise.

7. Please further clarify the distinction between shares held outright versus shares that are underlying derivative securities. For example, revise to disclose whether shares that are not held "outright" are securities subject to vesting restrictions pursuant to the compensatory policies of the company.

8. See our prior comment. Please disaggregate the percentage of the $9 million total compensation received by Mr. Marchioli in cash versus securities and whether any portion of such compensation is subject to any vesting or similar limitations/restrictions.

Our Plan to Maximize Stockholder Value, page 10

9. Although you have set forth general goals that the nominees intend to advocate for if elected, you have not disclosed specific plans, if any, that the nominees have. Please revise to disclose the specific plans and any steps the nominees have already taken in furtherance of such plans in order to achieve each of the goals set forth in the bullet points listed. If the nominees have no specific plans, revise to plainly state this fact.

10. Revise to specifically state whether the nominees and/or the Committee has any intention of replacing Mr. Marchioli or any other senior executive officer of the company in furtherance of the goals identified on this page.

Solicitation of proxies, page 18

11.   It appears that you intend to solicit proxies via mail, facsimile, telephonically, via telegraph, Internet, in person and through advertisements. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

12.   Given that you may solicit proxies via the Internet, please tell us whether you plan to solicit via internet chat rooms, and if so, tell us which websites you plan to utilize.

Additional Information, page 29

13.   You refer security holders to information that you are required to provide that will be contained in the company's proxy statement for the annual meeting. We presume that you are relying upon Rule 14a-5(c) to refer to this information. If so, please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company's proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

Schedule 13D/A filed by The Committee to Enhance Denny's

14.   We note reference to the letter sent to the Company dated March 1, 2010 by The Committee to Enhance Denny's. The amendment to Schedule 13D/A adding Mr. Dash and Dash Acquisitions LLC as members of the group was filed on March 2, 2010. Please supplementally advise us of the background and communications amongst members of The Committee prior to March 1, 2010. Specifically, please identify all the date(s) prior to the March 1, 2010 letter on which Mr. Dash and the other members of the Committee met and/or discussed their plans with respect to Denny's, inclusive of any plans to name Mr. Dash as a nominee for the election of directors. We may have further comment.

Closing Comments

        As appropriate, please amend your filing and promptly respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the participants are in possession of all facts relating to the participants' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the participants acknowledging that:

· the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions